Exhibit 99.1
NEWS RELEASE
BROOKFIELD PROPERTIES CORPORATION
RENEWS NORMAL COURSE ISSUER BID
TORONTO, September 18, 2007 — Brookfield Properties Corporation (BPO: NYSE/TSX) announced today that the Toronto Stock Exchange accepted a notice filed by Brookfield Properties of its intention to renew its prior normal course issuer bid for a further one-year period. Brookfield Properties stated that at times its common shares trade in price ranges that do not fully reflect their value. As a result, from time to time, acquiring common shares represents an attractive and a desirable use of available funds.
The notice provides that Brookfield Properties may, during the twelve month period commencing September 20, 2007 and ending September 19, 2008, purchase on the Toronto Stock Exchange and the New York Stock Exchange up to 19,747,857 common shares, representing approximately 5% of the issued and outstanding common shares of the company. At September 12, 2007, there were 394,957,153 common shares issued and outstanding and 200,471,624 common shares in the public float. In addition, Brookfield Properties has 14,201,980 Class A redeemable voting shares outstanding. The price to be paid for the shares will be the market price at the time of purchase. The actual number of shares to be purchased and the timing of such purchases will be determined by Brookfield Properties, and all shares will be purchased on the open market or such other means as approved by the Toronto Stock Exchange and the New York Stock Exchange. All shares purchased by Brookfield Properties under this bid will be promptly cancelled.
As at September 12, 2007, Brookfield Properties acquired 2,258,200 common shares at an average price of US$23.93 per share on a post-split basis under its prior normal course issuer bid which commenced on September 20, 2006 and ends on September 19, 2007. The average daily trading volume of BPO shares during the six months ended August 31, 2007 was 317,185.
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One of North America’s largest commercial real estate companies, Brookfield Properties Corporation owns, develops and manages premier office properties. The office properties portfolio is comprised of interests in 111 properties totaling 75 million square feet in the downtown cores of New York, Boston, Washington, D.C., Los Angeles, Houston, Toronto, Calgary and Ottawa. Landmark assets include the World Financial Center in Manhattan, Brookfield Place in Toronto, Bank of America Plaza in Los Angeles and Bankers Hall in Calgary. The corporation also holds interests in 15 million square feet of high-quality, centrally-located development properties in its major markets. The corporation’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldproperties.com.

Contact: Melissa Coley, Vice President, Investor Relations and Communications, (212) 417-7215 or mcoley@brookfieldproperties.com.
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This press release contains forward-looking statements and information within the meaning of applicable securities legislation. Although Brookfield Properties believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include general economic conditions; local real estate conditions, including the development of properties in close proximity to the company’s properties; timely leasing of newly-developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants’ financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly-adopted accounting principles on the company’s accounting policies and on period-to-period comparisons of financial results; and other risks and factors described from time to time in the documents filed by the company with the securities regulators in Canada and the United States including in the Annual Information Form under the heading “Business of Brookfield Properties — Company and Real Estate Industry Risks.” The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.